                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington,. D.C. 20549


                                  FORM 12b-25                   SEC FILE NUMBER
                                                                   033-89746
                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K     [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2001
                 -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------

================================================================================
 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Wheeling-Pittsburgh Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

1134 Market Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Wheeling, WV 26003
--------------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file the Form 10-Q for the second quarter ending June 30, 2001 without unreasonable effort or expense due to delays in gathering information for inclusion in the report associated therewith.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Andrew E. Rebholz                  (304)                    234-2439
--------------------          -----------------         -----------------
      Name                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).       [ ] Yes       [X] No

Form 10-K for period ending December 31, 2000, and Form 10-Q for period ending March 31, 2001
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        [X] Yes        [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


-------------------------------------------------------------------------------


                           Wheeling-Pittsburgh Corporation
                           -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    8/15/01                        By: /s/ Paul J. Mooney
     ---------------                       -------------------------------------
                                        Name:   Paul J. Mooney
                                        Title:  Executive Vice President and CFO


The following is an explanation of the anticipated change, both narratively and quantitatively. The Company expects that, when filed, the Form 10-Q Results of Operation will reflect a net loss of approximately $38.8 million for the quarter ended June 30, 2001, as compared to a net gain of approximately $33.9 million for the quarter ended June 30, 2000. In addition, the Company expects to show an Operating Loss of approximately $47.3 million for the second quarter of 2001 as compared to an Operating Gain of approximately $1.8 million for the second quarter of 2000.



                                      -2-